Exhibit (e)(8)

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into as of July 11, 2013, by and between AVG Technologies USA, Inc., a Delaware corporation, with its principal offices at 149 Bluxome Street, San Francisco, CA 94107 (the “Company”), and Gary Kovacs (the “Executive”).

RECITALS

WHEREAS, the Company desires to employ the Executive pursuant to the terms and conditions of this Agreement, effective as of the Effective Date;

WHEREAS, the Executive desires to be so employed;

WHEREAS, simultaneously herewith, the parties are entering into a Confidentiality, Assignment of Inventions, and Non-Solicitation Agreement attached as Exhibit A hereto (the “Ancillary Agreement”) and separate equity award offer letters (the “Equity Award Letters”); and

WHEREAS, simultaneously herewith, the Executive is executing the Confirmation Letter attached as Exhibit B hereto, dated as of the date hereof (the “Management Letter” and together with the Ancillary Agreement and the Equity Award Letters, the “Other Agreements”).

NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained, and in consideration of the covenants and conditions set forth in the Other Agreements, the parties hereto agree as follows:

ARTICLE I.	OPERATION OF AGREEMENT; EMPLOYMENT

1.1 Operation of Agreement. This Agreement and the Other Agreements are binding immediately upon execution by the parties, but are subject to, and effective only upon, the Company and the AVG Group (as defined below) obtaining any and all required approvals and authorizations from the Supervisory Board of the Parent and the General Meeting of Shareholders of the Parent. In the event that all such approvals and authorizations are not obtained, this Agreement and the Other Agreements shall have no force and effect and all of the terms of this Agreement and the Other Agreements shall be null and void. Notwithstanding the foregoing, the provisions of Section 1 of the Ancillary Agreement will become effective as of the date hereof and will remain in effect in accordance with the terms thereof regardless of whether the approvals and authorizations referenced in this paragraph are obtained.

1.2 Employment. Subject to Section 1.1 hereof, the Executive shall be employed by the Company and shall serve as the Chief Executive Officer of the AVG Group (“AVG Group” shall mean AVG Technologies N.V., NYSE: AVG, Gatwickstraat 9-39, 1043 GL Amsterdam, The Netherlands, registered at the Chamber of Commerce in Amsterdam under number 52.19.7204 (the “Parent”), together with any firm, company, corporation or other organization which is controlled by the Parent), and shall serve as a member of the Management Board (the

“Management Board”) of the Parent, in accordance with and subject to all of the terms, conditions and covenants set forth in this Agreement, the Ancillary Agreement, and the Management Letter, for the period commencing on July 25, 2013 (the “Effective Date”) and ending as provided in Section 4 hereof (the “Term”); provided that the Company acknowledges and approves the Executive’s vacation for the period beginning on August 4, 2013 and ending on September 6, 2013.

1.3 Place of Performance. The principal place of the Executive’s employment during the Term shall be the Company’s principal executive office currently located in San Francisco, California; provided that the Executive will be required to travel on Company business during the Term, including regular travel to AVG Group offices.

1.4 At-Will Employment. Notwithstanding anything in this Agreement to the contrary, the Executive will at all times be an at-will employee of the Company and, subject to Article IV hereof, either the Executive or the Company may terminate the Executive’s employment with the Company for any reason or no reason at any time.

ARTICLE II.	DUTIES AND RESPONSIBILITIES

2.1 Scope of Duties. The Executive is employed in the post of Chief Executive Officer in which capacity he shall devote his whole time (except as set forth in Section 3.5), attention and skill to his duties hereunder and shall faithfully and diligently perform such duties and exercise such powers consistent therewith as may from time to time be assigned to or vested in him by the Company and the AVG Group. The Executive’s duties under this Agreement shall include, but not be limited to the following:

(a) devote the whole of Executive’s time, attention and skill (except as set forth in Section 3.5) to the performance of Executive’s duties to implement the business plan of the Company and the AVG Group in accordance with annual approved budgets;

(b) faithfully and diligently perform such duties and exercise such powers consistent with Executive’s position as may from time to time be assigned to or vested in Executive;

(c) use Executive’s best endeavors to promote and protect the interests of the AVG Group and shall not do anything which is harmful to those interests;

(d) obey the reasonable and lawful directions of the Company, the AVG Group, and if applicable, their shareholders and other stakeholders (including employee works councils and regulatory authorities);

(e) keep the Company and, if applicable, the AVG Group’s stakeholders (including employee works councils and regulatory authorities) at all times promptly and fully informed (in writing if so requested) of Executive’s conduct of the business of the AVG Group and provide such explanations in connection therewith as required.

2.2 Additional Duties. The Executive shall if and so long as the Company and/or the AVG Group reasonably require and approve and without entitlement to any further remunerations than provided for in this Agreement:

(a) carry out Executive’s duties for the benefit of the Company as well as any of the AVG Group of companies; and

(b) act as a director or officer of the Company or any of the AVG Group of companies.

2.3 Modification of Duties. Upon mutual agreement with the Executive, the Company and the Parent reserve the right to assign to the Executive duties of a different nature either additional to or instead of those referred to in Section 2.1 above, it being understood that Executive will not be assigned duties which he cannot reasonably perform.

2.4 Compliance. The Executive shall obey the reasonable and lawful orders of the Company and the AVG Group, shall fulfill all obligations vested in him by law and shall comply with all of the Company’s and AVG Group entities’ articles of associations, by-laws, rules, regulations, policies and procedures as shall be in force from time to time.

2.5 Performance of Services. The Executive may be required in pursuance of Executive’s duties to perform services not only for the Company and the Parent but also for any of the AVG Group of companies and, without further remuneration (except as otherwise agreed), to accept any such position in any of the AVG Group companies which is consistent with his position with the Company, as may reasonably be required from time to time. The Company may at its discretion and with the Executive’s consent which will not be unreasonably withheld assign the Executive’s employment to the Parent or any of the AVG Group companies on the same terms and conditions as set out herein.

2.6 Outside Activities. Nothing in this Agreement shall preclude the Executive from (i) subject to advance written approval of the Company, serving on the board of directors (or similar governing body) of a for-profit company, (ii) participating in trade associations or industry organizations or engaging in charitable, civic or political activities or (iii) engaging in personal investment activities for himself and his family, in each case so long as (A) the Executive complies with any applicable procedures of the Parent relating to outside activities, (B) the interests in (i), (ii) or (iii) above do not, in the judgment of the Company, give rise to any conflicts of interest with the AVG Group of companies or otherwise interfere, individually or in the aggregate, with the performance of the Executive’s duties or obligations hereunder, including the provisions in Section 2.4 and Article V hereof, or in any other agreement between the Executive and the Company, including the Ancillary Agreement and (C) the Executive provides notice to the Chairman of the Supervisory Board of the Parent of his participation in any such activity, including the time to be dedicated thereto, prior to his initial participation in such activity and at any time thereafter upon request of the Chairman of the Supervisory Board of the Parent. The current activities of Executive as set forth on Schedule 1 hereto, which schedule includes the time to be dedicated to each such activity, are acknowledged and approved.

ARTICLE III. COMPENSATION AND BENEFITS

3.1 Base Salary. During the Term, the Company shall pay the Executive a base salary at an annual gross rate of $600,000 USD, payable semi-monthly according to the Company’s standard payroll policy and subject to applicable withholdings. The Base Salary includes the director’s fee as determined by the shareholders. This director’s fee is equal to 10% of the Base Salary and will be paid directly by the Parent. The remaining Base Salary will be paid by the Company.

3.2 Special Bonus. Subject to the Executive’s appointment as managing director in the management board of the parent at an Extraordinary General Meeting of Shareholders, which meeting will be held within sixty (60) days following the commencement of your employment, the Executive shall be entitled to a sign-on bonus in the gross amount of $250,000 USD, less applicable withholdings, payable within fifteen (15) days after the date of such appointment; provided that the Executive remains employed through the date of such payment.

3.3 Performance Bonus. The Executive will be eligible to receive cash performance bonuses of up to $600,000 USD per full calendar year during the Term (the “Performance Bonus”), less applicable withholdings. The Performance Bonus will be subject to the achievement of specified corporate goals and objectives determined by the Company and timely communicated to the Executive. The Performance Bonus will be payable on a semi-annual basis in accordance with the Company’s payroll, remuneration and other policies and the terms of the Management Letter. Notwithstanding the foregoing, the maximum Performance Bonus payable with respect to 2013 will equal the product of (i) $600,000 USD and (ii) a fraction, the numerator of which is the number of days the Executive is employed by the Company in 2013 from and after the Effective Date and the denominator of which is 365.

3.4 Employee Benefits. During the Term, the Executive shall be eligible to receive benefits for his services rendered hereunder and for his covenants provided for in the Ancillary Agreement, as such benefits are described in Schedule 2 hereto, such benefits subject to change at any time with or without prior notice.

3.5 Paid Time-Off. During the Term, the Executive will be eligible to earn (i) fifteen (15) business days of paid vacation per calendar year and (ii) seven (7) days of paid time off per calendar year for sickness or use as personal days. Vacation and paid time off will be accrued on a per-pay period basis. The maximum number of vacation days that can be accrued will be capped at twenty-five (25) days, and once the Executive reaches the accrual cap no further vacation days will be earned or accrued until he uses vacation days to bring the total below the cap. Accrual of paid time off will be capped at a maximum of ten (10) days. Paid vacation and paid time off will be pro-rated based on any partial calendar years, including 2013. Any accrued but unused vacation or paid time off will be paid to the Executive at the time of termination of employment at his final base pay rate.

3.6 Business Expenses. The Executive will be reimbursed for all reasonable expenses he incurs in performing his duties hereunder during the Term, provided that such expenses are incurred and accounted for in accordance with the policies and procedures established by the

Company. Notwithstanding anything set forth in the Company’s policies and procedures, the Executive will be permitted to engage in business class air travel for any flight in excess of four (4) hours and international or intercontinental flights taken for valid business purposes; provided that any other flights within the United States or within continental Europe will be in economy class.

ARTICLE IV.	TERMINATION

4.1 Events of Termination: Notwithstanding any other provision herein, the Executive’s employment and the Term shall terminate upon the first to occur of the following events:

(a) The Executive’s death;

(b) The termination of the Executive’s employment by the Company for Cause (as defined in Section 4.3);

(c) The termination of the Executive’s employment by the Company other than for Cause, effective as set forth in Section 4.4;

(d) The termination of the Executive’s employment by the Executive for Good Reason (as defined in Section 4.5); or

(e) The Executive’s resignation or other cessation of employment by Executive for any reason other than those set forth in subsections (a), (b), (c) or (d) of this Section 4.1.

Upon any termination of Executive’s employment, all rights of Executive to compensation under this Agreement or otherwise as an Executive of the Company shall terminate except as otherwise expressly provided in this Article IV.

4.2 Termination by Death. In the event that the Executive dies during the Term, the Executive’s employment hereunder shall immediately terminate and the Company shall pay to Executive’s executors, legal representatives or administrators an amount equal to (i) any accrued but unpaid base salary, paid-time off and vacation, payable in accordance with the Company’s normal payroll practices; (ii) reimbursement for expenses incurred by the Executive prior to the date of termination in accordance with Section 3.6 hereof; (iii) vested and accrued benefits, if any, to which Executive is entitled under the Company’s employee benefit plans as of the date of termination; and (iv) any additional amounts or benefits (other than equity or equity-based awards) due under any applicable plan, program, agreement or arrangement of the Company or its affiliates (the amounts and benefits described in clauses (i) through (iv) above, collectively, the “Accrued Benefits”). Except as specifically set forth in this Section 4.2, the Company shall have no liability or obligation to Executive hereunder by reason of such termination.

4.3 Termination by the Company for Cause. The Company may terminate Executive’s employment hereunder at any time for “Cause,” effective immediately upon written communication of such termination to the Executive or at such later date as shall be specified in such notice. For purposes of this Agreement, “Cause” shall mean:

(a) The Executive’s material breach of this Agreement or the Ancillary Agreement, provided that, the Executive fails to cure such material breach (to the extent determined by the Company to be curable) to the reasonable satisfaction of the Company within fifteen business days (or such longer period as determined by the Company) following written notice thereof from the Company;

(b) Material neglect of the Executive’s employment duties under this Agreement; provided that, the Executive fails to cure such neglect (to the extent determined by the Company to be curable) to the reasonable satisfaction of the Company within fifteen business days (or such longer period as determined by the Company) following written notice thereof from the Company;

(c) The Executive’s insubordination, willful misfeasance, gross negligence or other gross misconduct;

(d) Alcohol abuse or use of controlled drugs (other than in accordance with a physician’s prescription) by the Executive;

(e) The Executive’s commission of any felony, any misdemeanor involving dishonesty, fraud or financial wrongdoing, any conversion or theft, or misappropriation of opportunities from the Company; or

(f) Any material violation by the Executive of any policies or procedures, the Company’s employee handbook, and/or any Company’s code of conduct instituted by the Company, provided that, the Executive fails to cure such material violation (to the extent determined by the Company to be curable) to the reasonable satisfaction of the Company within fifteen business days (or such longer period as determined by the Company) following written notice thereof from the Company.

In the event of a termination of the Executive’s employment for Cause hereunder, the Executive shall be entitled to receive the Accrued Benefits. Except as specifically set forth in this Section 4.3, the Company shall have no liability or obligation to Executive hereunder by reason of such termination.

4.4 Termination by the Company Other than for Cause. The Company may terminate the Executive’s employment for any reason other than Cause, at the Company’s sole discretion, in the manner set forth in either subsection (a) or subsection (b) below:

(a) Effective twelve (12) months following written communication of such termination to the Executive, during which period the Executive shall remain employed with the Company to assist in the orderly transition of his responsibilities, performing such duties as are assigned and required by the Company, and (i) shall continue to receive the compensation and benefits set forth in Article III hereof until the date of his termination and (ii) shall receive the

Accrued Benefits following the date of his termination; provided that in no event will the Executive have the right to terminate his employment for Good Reason after the date such written communication is provided to him.

(b) Effective immediately upon written communication of such termination to the Executive, in which case the Company shall provide the Executive with (i) the Accrued Benefits and (ii) subject to (A) the Executive’s execution and non-revocation of a general release of claims substantially similar to the form attached as Exhibit C hereto, with such changes as may be necessary or desirable in the Company’s good faith discretion to comply with applicable law (the “Release”), and the expiration of all applicable revocation periods relating to the Release within sixty (60) days following the date of termination and (B) the Executive’s agreement to not engage in outside employment, consulting or other similar activities with companies with similar product lines and services as the AVG Group during the time such payments are being made, the following severance benefits:

(1) If such termination occurs on or prior to the first anniversary of the Effective Date, the Company shall continue to pay the Executive his base salary in effect at the time of such termination for a period of twelve (12) months following the date of termination (the “Continued Base Salary”) in substantially equal installments in accordance with the Company’s normal payroll practices, provided that the first such payment shall be made on the first regular payroll date on or after the 60th day following the date of termination and shall include all payments that would have otherwise been made in accordance with the Company’s normal payroll schedule during such period if such sixty (60) day delay did not apply (the “Payment Schedule”); and

(2) If such termination occurs after the first anniversary of the Effective Date, the Company shall provide the Executive with a cash amount equal to the sum of (A) the Continued Base Salary and (B) the amount of any Performance Bonus earned in respect of the calendar year preceding the year of termination (annualized for 2013) (such sum, the “Cash Amount”), payable in accordance with the Payment Schedule.

Except as specifically set forth in this section, the Company shall have no further liability or obligation to Executive hereunder by reason of such termination.

4.5 Termination by the Executive for Good Reason. The Executive may terminate the Executive’s employment hereunder at any time for Good Reason.

(a) For purposes of this Agreement, “Good Reason” shall mean (i) the Executive’s demotion from the position of Chief Executive Officer of the AVG Group or (ii) a material reduction in the Executive’s duties, responsibilities or authority; provided that no termination hereunder will qualify as a termination for Good Reason unless (A) the Executive provides written notice of the condition giving rise to Good Reason to the Company and the Management and Supervisory Boards of the Parent within 60 days after the initial existence thereof, (B) the Company or the Parent fails to substantially cure such condition (to the extent curable) within 30 days after its receipt of such notice and (C) the Executive terminates employment within 30 days following the end of the applicable cure period; and provided further that in no event will a change in the Executive’s title or reporting structure that occurs as a result of a third party corporate transaction involving the Company or any member of the AVG Group be deemed to give the Executive the right to terminate his employment for Good Reason.

(b) In the event that the Executive terminates his employment for Good Reason, he will be entitled to receive (i) the Accrued Benefits and (ii) subject to (A) his execution and non-revocation of the Release and the expiration of all applicable revocation periods relating to the Release within sixty (60) days following the date of termination and (B) his agreement to not engage in outside employment, consulting or other similar activities with companies with similar product lines and services as the AVG Group during the time such payments are being made, the following severance benefits:

(1) If such termination occurs on or prior to the first anniversary of the Effective Date, the Continued Base Salary, payable in accordance with the Payment Schedule;

(2) If such termination occurs after the first anniversary of the Effective Date, the Cash Amount, payable in accordance with the Payment Schedule.

Except as specifically set forth in this section, the Company shall have no liability or obligation to Executive by reason of such termination.

4.6 Termination by the Executive Without Good Reason.

(a) The Executive may terminate his employment hereunder at any time without Good Reason, effective six (6) months following written communication of such termination to the Company (or such shorter period as determined by the Company).

(b) During such notice period, the Executive shall remain employed with the Company to assist in the orderly transition of his responsibilities, performing such duties as are assigned and required by the Company, and shall continue to receive the compensation and benefits set forth in Article III hereof; provided that in no event will the Executive have the right to terminate his employment for Good Reason after the date such written communication is provided by him.

Except as specifically set forth in this section, the Company shall have no liability or obligation to Executive by reason of such termination.

ARTICLE V.	NONCOMPETITION DURING EMPLOYMENT

5.1 Outside Activities During Employment. During the Executive’s employment with the Company, the Executive will not compete with the AVG Group anywhere in the world, including, without limitation, by (i) engaging in outside consulting or other activities or directly or indirectly engaging in any other business activities or pursuits, whether compensated or not, which materially interfere with the performance of the Executive’s job duties with the Company or create a conflict of interest or (ii) establishing a competing business.

ARTICLE VI.	MISCELLANEOUS PROVISIONS

6.1 Proprietary Information and Inventions Agreement. Concurrent with execution of this Agreement, the Executive will enter into the Ancillary Agreement which shall be incorporated herein.

6.2 No Breach of Duty. The Executive represents that his performance of this Agreement and as an executive of the Company does not and will not breach any agreement or duty to keep in confidence proprietary information acquired by the Executive in confidence or in trust prior to employment with the Company. The Executive has not and will not enter into any agreement either written or oral in conflict with this Agreement. The Executive is not presently restricted from being employed by the Company or entering into this Agreement.

6.3 Settlement of Claims. The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which the Company may have against the Executive or others.

6.4 Severability. If any term, provision, covenant or condition of this Agreement is held to be invalid, void, or unenforceable, the remainder of the provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.

6.5 Entire Agreement; Employment Amendments; Waiver. This Agreement, together with the Ancillary Agreement and the Management Letter, is the entire agreement between the parties hereto concerning the subject matter hereof and supersedes and replaces all prior or contemporaneous agreements or understandings between the parties. This Agreement may not be amended or modified in any manner, except by an instrument in writing signed by the Executive and the Company. Failure of either party to enforce any of the provisions of this Agreement or any rights with respect thereto or failure to exercise any election provided for herein shall in no way be considered to be a waiver of such provisions, rights or elections or in any way effect the validity of this Agreement. The failure of either party to exercise any of said provisions, rights or elections shall not preclude or prejudice such party from later enforcing or exercising the same or other provisions, rights or elections which it may have under this Agreement.

6.6 Governing Law; Venue. This Agreement shall be governed by and construed in all respects in accordance with the laws of the State of California, the federal courts and/or state courts of the State of California, San Francisco County, shall have exclusive jurisdiction to adjudicate any dispute arising out of this Agreement and/or employment relationship or termination thereof and Executive consents to such jurisdiction and venue.

6.7 Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing addressed as set forth below and shall be deemed to have been duly given, made and received (1) upon delivery if delivered in person, (2) on the next business day if transmitted by national overnight courier and (3) on the fourth business day following mailing by first class mail.

If to the Company:

AVG Technologies, N.V.

Attn: Christophe François, General Counsel & Corporate Secretary

Gatwickstraat 9 -39

1043 GL Amsterdam

Netherlands

and

AVG Technologies USA, Inc.

Attn: Natasha Aljalian, Senior Legal Counsel

149 Bluxome Street

San Francisco, CA 94107

If to the Executive:

At the address contained in the Company’s personnel records

6.8 No Assignment by Executive. Executive acknowledges that the services to be rendered by his are unique and personal. Accordingly, Executive may not assign or delegate any of his rights or obligations hereunder.

6.9 Section Headings. The section headings in this Agreement are for convenience only, and shall not affect its interpretation.

6.10 Counterparts and Facsimiles. This Agreement may be executed, including execution by facsimile signature, in one or more counterparts, each of which shall be deemed an original, and all of which together shall be deemed to be one and the same instrument.

6.11 Survival. Article VI shall survive the termination of this Agreement.

6.12 Taxes. The Company may withhold from any amounts payable under this Agreement all federal, state, city or other taxes as the Company is required to withhold pursuant to any applicable law, regulation or ruling. Notwithstanding any other provision of this Agreement, the Company does not guarantee any particular tax result for the Executive with respect to any payment provided to the Executive hereunder, and the Executive shall be responsible for any taxes imposed on the Executive with respect to any such payment.

6.13. Section 409A. It is the Company’s intent that payments and benefits under this Agreement comply with Section 409A of the Internal Revenue Code of 1986 (“Section 409A”), to the extent subject thereto, and accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, the Executive shall not be considered to have terminated employment with the Company and its affiliates for purposes of this Agreement unless the Executive would be considered to have incurred a “separation from service” within the meaning of Section 409A of the Code. Each amount to be paid or benefit to be provided under this Agreement shall be construed as a separate identified payment for purposes of Section 409A, and any payments described in this Agreement that are due within the “short term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six-month period immediately following the Executive’s separation from service shall instead be paid on the first business day after the date that is six months following the Employee’s Separation from Service (or death, if earlier).

6.14 Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, the Executive and the Executive’s heirs, executors, administrators and legal representatives, and the Company and its permitted successors and assigns.

6.15 Investigations; Certain Termination Rights and Obligations.

(a) The Company and any member of the AVG Group shall have the right to suspend the Employee on full base salary pending any investigation into any potential circumstances which may give rise to a right to the Company to terminate his employment pursuant to Section 4.3.

(b) Any termination of the Executive’s employment shall be without prejudice to any right the Company and any member of the AVG Group may have in respect of any breach by the Executive of any of the provisions of this Agreement which may have occurred prior to such termination.

(c) In the event of any termination of the Executive’s employment, however arising, the Executive agrees that he will not at any time after such termination represent himself as still having any connection with the Company or any member of the AVG Group save as a former employee for the purpose only of communicating with prospective employers or complying with any applicable legal requirements.

6.16 Liquidation or Sale of Assets. Notwithstanding anything set forth herein to the contrary, the Executive shall have no claim against the Company or any member of the AVG Group if the Executive’s employment terminates by reason of the liquidation or sale of assets of the Company, provided that he is offered employment with any concern or undertaking resulting from such liquidation or sale of assets on terms and conditions which taken as a whole are not substantially less favorable than the terms of this Agreement.

6.17 Deductions. The Company and the Executive hereby agree that the Company or any member of the AVG Group shall be entitled to deduct from the Executive’s compensation at any time during the Executive’s employment, and in any event on termination, howsoever arising, (i) any prior overpayment of compensation (including salary and bonus), (ii) any amount loaned to the Executive and due but not repaid, (iii) any personal expenses incurred by the Executive that have not been repaid and (iv) to the extent permitted by applicable law, any other amounts due from the Executive to the Company or any member of the AVG Group, provided that, in each case, the Company or the applicable member of the AVG Group shall inform the Executive that it intends to make such deduction and shall consult with him prior to deducting any such amount. Any deductions made pursuant to this Section 6.17 shall be made in accordance with the standard procedures of the AVG Group. The Executive agrees to execute any documents and take such other steps necessary to effect such deductions as reasonably requested by the Company.

*  *  *  *  *  *

Remainder of this page intentionally left blank.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

GARY KOVACS		AVG TECHNOLOGIES USA, INC.
(“Executive”)		(“Company”)

/s/ Gary Kovacs		/s/ Natasha Aljalian

By:	Gary Kovacs	By:	Natasha Aljalian
Date:	July 11, 2013	Title:	Director
		Date:	July 11, 2013

Signature Page to Employment Agreement

Schedule 1

Outside Activities

	Activity	Time Commitment

1.	Board Member at ePhox Corporation	Less than one full day per year.

2.	Board Member at Sensory, Inc.	Less than one full day per year.

3.	Board Member at Mozilla Corporation	Less than one full day per year.

4.	Member of University of Calgary Management Advisory Council	Less than one full day per year.

5.	Board Member of Make-a-Wish Foundation (Bay Area Chapter)	Less than one full day per year.

Schedule 2

1.	Benefits. Beginning on the Effective Date, the Executive will be eligible to participate in the Company’s standard employee benefit programs, subject to change at any time, which currently include:

•	Health Insurance – The Company will pay 100% of medical coverage for the Executive only. Should the Executive elect coverage for his spouse and/or children, the Company will pay approximately 80% of the cost of such coverage, depending on your election.

•	Long-Term Disability – The Company will pay 100% of the premiums for LTD coverage. The Executive will be responsible for paying tax on the premium payment.

•	Short-Term Disability – The Company will pay 100% of the premiums for STD coverage. The Executive will be responsible for paying tax on the premium payment.

•	Life Insurance – The Company will pay 100% of the premiums for 1X your base salary (not to exceed $350K) for Life Insurance.

•	Dental – The Company will pay 75% of the premiums for Dental coverage for the Executive, his spouse and his family. The Executive will be responsible for 25% of the premiums (participation in this plan is optional).

•	Vision – The Company will pay 75% of the premiums for Vision coverage for the Executive, his spouse and his family. The Executive will be responsible for 25% of the premiums (participation in this plan is optional).

•	401k Program – As a full time employee, the Executive is eligible to contribute to the Company’s 401(k) plan. The Company will match dollar-for-dollar the Executive’s contribution up to 4% of his annual salary.

Benefits are subject to review and may be revised as deemed necessary by the Company. Details of the benefit plans will be provided to Employee on or before Employee’s start date.

2. Equipment. The Executive will be issued a Company laptop and reimbursed for a cellular telephone/mobile device to be used in connection with his employment responsibilities. Such usage, at all times, must comply with the Company’s policies. Company issued equipment, and all work-related contents stored and downloaded on a cellular telephone/mobile device whether or not issued by the Company, remain at all times the property of the Company. The Executive agrees to make available to the Company any cellular telephone/mobile device not issued by the Company at the time of his termination of employment or as otherwise requested by the Company in order to remove any information relating to the AVG Group.